Room 4561

September 25, 2006

Michael H. Carrel, Chief Operating Officer
Vital Images, Inc.
500 Opus Parkway, Suite 300
Minnetonka, MN 55343

              RE: **Vital Images Inc.**
                         Registration Statement on Form S-3
                         File No. 333-137237
                         Filed on September 11, 2006

Dear Mr. Carrell:

       This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the company's Forms 8-K filed on the April 21, 2006, April 27, 2006, May 2, 2006, and August 1, 2006, which reports events pursuant to Item 2.01. Please be advised that since these filings are reporting events relating to your Results of Operations and Financial Condition, they are to be filed under Item 2.02 of Form 8-K.

Requests for Confidential Treatment

2. Staff comments on your application for confidential treatment relating to certain portions of Exhibit 10.1 to your 10-Q for the quarterly period ended June 30, 2006

and Exhibit 10.1 and 10.2 of your 10-Q for the quarterly period ended March 31, 2005 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-3.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and,

pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Jay Ingram at (202) 551-3397, Anne Nguyen Parker at (202) 551-3611, or me at (202) 551-3735 if you have any questions.

       Sincerely,

       Barbara C. Jacobs
       Assistant Director

cc. Michelle Vaillancourt, Esq.
   by facsimile at (612) 604-6800